CORPORATE OFFICE PROPERTIES TRUST
ARTICLES OF AMENDMENT OF AMENDED AND RESTATED
DECLARATION OF TRUST
CORPORATE OFFICE PROPERTIES TRUST, a Maryland real estate investment trust (the “Trust”), having its principal office in the State of Maryland in Columbia, Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Article VI, Section 6.1 of the Amended and Restated Declaration of Trust of the Trust, as amended (the “Declaration of Trust”), is hereby amended in its entirety to read as follows:
Section 6.1 Authorized Shares. The beneficial interest of the Trust shall be divided into shares of beneficial interest (the “Shares”). The Trust has authority to issue 150,000,000 shares of beneficial interest, consisting of 125,000,000 common shares of beneficial interest, $0.01 par value per share (“Common Shares”), and 25,000,000 preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”). The Board of Trustees, without any action by the shareholders of the Trust, may amend the Declaration of Trust from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class that the Trust has authority to issue. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Sections 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified.

SECOND: The total number of shares of beneficial interest that the Trust had authority to issue immediately prior to this amendment was 140,000,000 shares of beneficial interest, $0.01 par value, having an aggregate par value of One Million Four Hundred Thousand Dollars ($1,400,000).
THIRD: The total number of shares of beneficial interest that the Trust has authority to issue, pursuant to the Declaration of Trust as amended, is 150,000,000 shares of beneficial interest, $0.01 par value, having an aggregate par value of One Million Five Hundred Thousand Dollars ($1,500,000).
FOURTH: The Board of Trustees of the Trust at a meeting duly convened and held on May 30, 2012, adopted resolutions declaring advisable and approving the amendment to the Declaration of Trust set forth in the first paragraph. Such approval was by affirmative vote of at least a majority of the Board of Trustees as required by Article VI, Section 6.1 of the Declaration of Trust and Section 8-203(a)(7) of Title 8 of the Annotated Code of Maryland.
FIFTH: The undersigned President and Chief Executive Officer of the Trust acknowledges these Articles of Amendment to the Declaration of Trust to be an act of the Trust and, as to all matters and facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
IN WITNESS WHEREOF, Corporate Office Properties Trust has caused these Articles of Amendment to be signed by a duly authorized officer thereof as of June 19, 2012.

WITNESS:                CORPORATE OFFICE PROPERTIES TRUST

/s/ Karen M. Singer                By: /s/ Roger A. Waesche, Jr.
Karen M. Singer                    Roger A. Waesche, Jr.
Senior Vice President, General            President and Chief Executive
Counsel and Secretary                    Officer